Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2009	2008
	(Dollars in thousands)
EARNINGS:
Income before income taxes	$134,012	$139,756
Add (deduct):
Equity in earnings of unconsolidated entities	(25,337)	(21,470)
Distributions from unconsolidated entities	6,029	7,047
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,832)	(4,868)
	108,872	120,465
Add fixed charges:
Consolidated interest expense (1)	30,105	41,380
Interest portion (1/3) of consolidated rent expense	12,724	12,080
	$151,701	$173,925

FIXED CHARGES:
Consolidated interest expense(1)	$30,105	$41,380
Capitalized interest	585	293
Interest portion (1/3) of consolidated rent expense	12,724	12,080
	$43,414	$53,753

RATIO OF EARNINGS TO FIXED CHARGES	3.49	3.24

Tax-effected preferred dividends	$19	$22
Fixed charges	43,414	53,753
Fixed charges and preferred dividends	$43,433	$53,775

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.49	3.23

(1)       Interest expense on income tax contingencies is not included in fixed charges.